EXHIBIT 99.5

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BCE reports 2010 first quarter results

  Net earnings applicable to common shares up 61.3% to $608 million

  Cash flows from operating activities up 18.7%; free cash flow(1) doubles

  Bell revenues grow 3.8%; operating income grows 21.3%; EBITDA(2) grows 2.0%

  Record Q1 wireless gross activations; postpaid net activations up more than 100%

  Bell Wireless operating revenues up 7.0%

MONTRÉAL, May 6, 2010 – BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, today reported BCE and Bell results for the first quarter of 2010.

BCE reported improved financial performance with net earnings applicable to common shares growing by 61.3% to $608 million, cash flows from operating activities growing by 18.7% to $1,098 million and free cash flow more than doubling year over year to $545 million. In addition, Bell had revenue growth of 3.8%, including revenue from The Source and Virgin Mobile Canada (Virgin); EBITDA growth of 2.0%; Bell Wireless revenue growth of 7.0%; record Q1 wireless gross subscriber activations of 428,834 and postpaid net activations of 81,212; and solid TV and high-speed Internet net activations of 19,889 and 10,467 respectively.

These results demonstrate continued progress in the execution of Bell’s 5 Strategic Imperatives – Improve Customer Service, Accelerate Wireless, Leverage Wireline Momentum, Invest in Broadband Networks and Services, and Achieve a Competitive Cost Structure.

“The Bell team made clear progress in the execution of all our strategic imperatives in Q1, delivering improved operating momentum and financial performance comfortably in line with our 2010 guidance,” said George Cope, President and CEO of BCE and Bell Canada. “Our strong wireless revenue growth, wireless market share gains, and solid TV and Internet subscriber growth reflect Bell’s enhanced service execution and significant investments in broadband network expansion – including our world-leading HSPA+ wireless network and multiple new high-speed fibre initiatives.”

Bell’s role as exclusive telecommunications provider to the Vancouver 2010 Winter Olympic and Paralympic Games in the quarter was an ideal showcase for Bell’s leading enterprise-scale broadband capabilities, said Mr. Cope: “Bell delivered Vancouver 2010 to Canada and the world with the biggest and broadest communications solution in Olympic history. We’re proud of the flawless performance of our team and of our broadband wireless and wireline networks throughout Canada’s golden Games.”

“With our financial performance this quarter we have delivered a strong start to the year, highlighted by increased earnings growth and free cash flow that doubled year over year,” said Siim Vanaselja, Chief Financial Officer of BCE and Bell Canada. “With a substantial cash balance of $748 million at the end of the quarter and significant ongoing cash generation from our operations, we maintain a healthy balance sheet and liquidity position. This provides a strong foundation to grow our business and execute our capital markets strategy to return increasing value to BCE shareholders through dividends and share buybacks.”

Capital markets strategy
The 7% common share dividend increase to $1.74 per common share for 2010 announced by BCE last December was implemented this quarter when shareholders of record on March 15, 2010, received $0.435 per common share on April 15, 2010.

As of May 5, 2010, BCE has repurchased 8.2 million common shares under its 2010 normal course issuer bid (NCIB) program at a total cost of $240 million. The common shares repurchased to date include the 4 million common shares that BCE announced on March 31, 2010 it would purchase pursuant to a private agreement with an arm’s-length third-party seller.

In April, Bell repaid at maturity all of its outstanding $125 million principal amount of 11.45% Series ED Debentures, due April 15, 2010. Looking forward to the rest of 2010, BCE plans to complete its NCIB program and to repay all of Bell’s outstanding 9.5% US $200 million Series ES Debentures maturing in October.

2010 first quarter results
Bell’s operating revenues increased by 3.8% this quarter, to $3,758 million, as higher revenues from growth in TV and wireless revenues and the acquisitions of The Source and the remaining 50% of the equity of Virgin not already owned by Bell more than offset declines in local and access and long distance revenues.

Bell’s operating income increased by 21.3% to $787 million this quarter due to higher EBITDA, lower restructuring and other costs, and lower depreciation and amortization. Bell’s EBITDA grew by 2.0% to $1,455 million this quarter as higher revenues and cost reductions more than offset the impact of higher wireless subscriber acquisition expense. These results also reflect the unanticipated outcome of an arbitration decision of a contract dispute related to prior years and the expenses related to Bell’s role as premier national partner and exclusive telecommunications provider to the Vancouver 2010 Winter Games, partially offset by a reversal of a pension valuation allowance that contributed to lower pension expense. Excluding these impacts, Bell’s EBITDA increased by 4.1% this quarter.

Bell Wireless operating revenues increased by 7.0% this quarter with service revenues increasing by 7.1% and product revenues increasing by 4.9%. Bell Wireless operating income and EBITDA decreased by 9.7% and 5.1% respectively due to the higher level of gross activations and the impact of an arbitration decision of a contract dispute related to prior years. Blended ARPU(3) increased by $0.23 to $50.07 year-over-year as data revenue growth of 40% more than offset voice ARPU declines due to customer migration to lower rate plans and lower usage.

The Bell Wireline segment had NAS losses of 99,829 this quarter, an improvement of 4.2% compared to last year with both residential and business NAS losses showing improvement. TV net activations of 19,889 were 69.4% more than last year and high-speed Internet net activations of 10,467 were 66.5% more than last year.

Bell Wireline operating revenues increased by 2.5% as TV and equipment and other revenue growth more than offset declines in local and access and long distance revenues. Equipment and other revenues increased by 78.2% this quarter as a result of the acquisition of The Source. Bell Wireline operating income increased by 47.9% as a result of higher EBITDA, lower restructuring and other costs, and lower depreciation and amortization of intangible assets. Bell Wireline EBITDA increased by 5.1% due to higher revenues, cost reductions and lower pension expense.

Bell invested $431 million of capital this quarter, or 10.6% less than the same period last year. Capital expenditures were higher in 2009 due to the build-out of our new HSPA+ network. Capital expenditures this quarter supported Bell’s strategic imperatives, including broadband fibre deployment and customer service improvement initiatives.

BCE’s cash flows from operating activities this quarter were $1,098 million, an increase of 18.7% compared to the same period last year due to a decrease in income taxes paid as a result of a voluntary pension contribution made in 2009 and an increase in working capital. Free cash flow was $545 million this quarter, or more than double the $272 million in the same period last year, due to the increase in cash flows from operating activities and a decrease in capital expenditures.

BCE’s net earnings applicable to common shares this quarter were $608 million, or $0.79 per share, compared to $377 million, or $0.48 per share, for the same period last year. Earnings growth this quarter reflects growth in EBITDA, lower restructuring and other costs and net gains on investments of $125 million related mainly to the sale of BCE’s stake in satellite services company SkyTerra Communications, Inc. The $113 million in proceeds from the sale of its 22.1 million shares in SkyTerra were received by BCE on April 1, 2010, and are therefore not reflected in Q1’s cash balance.

BCE’s Adjusted EPS(4) was $0.65 this quarter, an increase of 14.0% compared to last year as a result of higher EBITDA, lower depreciation and amortization, lower interest expense and the impact of fewer outstanding BCE common shares as a result of share purchases made under the 2008/2009 normal course issuer bid (NCIB) program completed in May 2009 and the 2010 NCIB program.

Financial Highlights

($ millions except per share amounts)	Q1 2010	Q1 2009	% change
(unaudited)
Bell(i) Operating Revenues	$3,758	$3,622	3.8%
Bell EBITDA	$1,455	$1,426	2.0%
Bell Operating Income	$787	$649	21.3%
BCE Operating Revenues	$4,432	$4,331	2.3%
BCE EBITDA	$1,784	$1,760	1.4%
BCE Operating Income	$962	$834	15.3%
BCE Cash Flows from Operating Activities	$1,098	$925	18.7%
Free Cash Flow	$545	$272	n.m.
BCE Net Earnings Applicable to Common Shares	$608	$377	61.3%
BCE EPS	$0.79	$0.48	64.6%
BCE Adjusted EPS	$0.65	$0.57	14.0%
(i)	Bell includes the Bell Wireless and Bell Wireline segments.
n.m.: not meaningful

BCE’s operating revenues increased by 2.3% to $4,432 million this quarter as higher revenues at Bell were partly offset by lower revenues at Bell Aliant.

BCE’s operating income increased by 15.3% to $962 million this quarter as higher operating income at Bell was partly offset by lower operating income at Bell Aliant. BCE’s EBITDA increased by 1.4% to $1,784 million this quarter as EBITDA growth at Bell was partly offset by lower EBITDA at Bell Aliant.

Bell Wireless Segment
With the momentum gained through the launch of its new HSPA+ network in November, the availability of Bell Mobility and Virgin Mobile products in The Source stores since January and exclusive new wireless services such as NHL and live Olympic coverage on mobile TV, Bell Wireless delivered record first quarter gross activations and postpaid net activations.

  Total Bell Wireless operating revenues increased by 7.0% to $1,153 million this quarter. Service revenues increased by 7.1% to $1,056 million due to subscriber growth, the acquisition of the remaining 50% of Virgin and wireless data revenue growth of 40%. Product revenues increased by 4.9% to $86 million due to the acquisition of The Source and an increase in gross activations.

  The acquisition of the remaining 50% of Virgin was completed on July 1, 2009. Accordingly, beginning in Q3 2009, wireless ARPU, churn and cost of acquisition reflect 100% of Virgin’s results. For prior periods, these metrics have been reported on a pro forma basis to reflect 100% of Virgin’s results.

  On a pro forma basis, blended ARPU increased by $0.23 to $50.07. Postpaid ARPU decreased by $0.52 to $61.72 due to customer migration to lower rate plans and lower usage, while prepaid ARPU increased by $0.82 to $16.87 due to the growth of Virgin’s higher ARPU subscriber base.

  Bell Wireless operating income decreased by 9.7% to $271 million this quarter as a result of lower EBITDA and higher depreciation and amortization of intangible assets. Bell Wireless EBITDA decreased by 5.1% to $412 million this quarter due to higher subscriber acquisition costs associated with Q1 record gross activations, an increase in customer upgrades and the impact of the unanticipated outcome of an arbitration decision of a contract dispute related to prior years. Excluding the impact of the arbitration decision, Bell Wireless EBITDA decreased by 1.2%.

  EBITDA margins on wireless service revenues decreased to 39.0% this quarter from 44.0% last year.

  Total gross activations were 428,834 this quarter, or 17.2% higher than last year.

  Postpaid net activations were 81,212 this quarter, more than double the postpaid net activations of 35,021 last year. The prepaid client base declined by 25,587 this quarter compared to a decline of 4,726 last year due to increased churn. Total net activations were 55,625 this quarter, or 83.6% higher than last year.

  By leveraging its new wireless network and distribution capabilities, Bell Wireless captured a significantly higher market share of the postpaid net activations reported by the three major wireless carriers in Canada in Q1 2010, which is estimated to have increased to 42% from 19% in Q1 2009.

  The Bell Wireless client base reached 6,888,927 at the end of the quarter, an increase of 5.5% compared to last year.

  On a pro forma basis, postpaid churn improved to 1.2% from 1.3% last year while prepaid churn increased to 3.4% from 3.0%. Blended churn increased to 1.8% from 1.7% last year.

  On a pro forma basis, cost of acquisition decreased to $362 per gross activation this quarter, or 3.2% lower than last year.

Bell Wireline Segment
The Bell Wireline segment delivered revenue and EBITDA growth as well as solid gains in TV thanks to Bell TV’s ongoing leadership in High Definition and in high-speed Internet subscribers with the introduction of new high-speed fibre services such as Bell FibeTM Internet.

  Bell Wireline operating revenues increased by 2.5% to $2,658 million this quarter as product revenue growth from the acquisition of The Source and TV revenue growth were partly offset by decreases in local and access and long distance revenues.

  Bell Wireline operating income increased by 47.9% to $516 million this quarter as a result of higher EBITDA and lower restructuring and other costs and lower depreciation and amortization of intangible assets. Bell Wireline EBITDA increased by 5.1% this quarter, to $1,043 million, due to higher revenues, cost reductions and lower pension expense.

  Local and access revenues declined by 5.3% to $762 million this quarter due to ongoing residential and business NAS erosion.

  Total NAS declined by 99,829 this quarter compared to a decline of 104,239 last year. Business NAS declined by 24,211 this quarter compared to a decline of 26,473 last year. Residential NAS declined by 75,618 compared to a decline of 77,766 last year as retail residential NAS losses improved for the tenth consecutive quarter. On a year-over-year basis, total NAS declined by 6.1%.

  Long distance revenues declined by 14.4% to $238 million this quarter due mainly to ongoing residential and business NAS erosion, pricing pressures in the business market, and the increased adoption of unlimited or large block of time plans by residential customers.

  Data revenues were unchanged at $912 million this quarter as higher IP and broadband connectivity service revenues, residential Internet revenues and an increase in data equipment sales to business customers were offset by lower legacy data and value added service revenues.

  High-speed Internet subscribers increased by 10,467 this quarter, or by 66.5% more than in the same period last year. At the end of the quarter, Bell had 2,067,458 high-speed Internet subscribers.

  TV revenues were $428 million this quarter, or 10.6% higher than last year reflecting subscriber growth and upgrades to higher-priced programming packages, driven partly by the increased adoption of premium set-top boxes.

  Total TV subscribers increased by 19,889 this quarter compared to an increase of 11,743 in the same period last year as a result of higher wholesale activations and increased sales through direct channels. At the end of the quarter, there were 1,968,766 TV subscribers.

  TV subscriber churn remained stable at 1.1%.

  Equipment and other revenues increased to $237 million this quarter from $133 million last year due to the impact of The Source acquisition.

Bell Aliant Regional Communications
Bell Aliant’s revenues decreased to $779 million this quarter, or by 4.8%, due to lower local and access, long distance, and equipment and other revenues. Bell Aliant’s operating income decreased by 5.4%, to $175 million due to lower revenues partly offset by reductions in operating expenses.

Common Share Dividend
BCE’s Board of Directors has declared a quarterly dividend of $0.435 per common share, payable on July 15, 2010 to shareholders of record at the close of business on June 15, 2010.

Outlook
BCE confirmed its financial guidance for 2010 as follows:

Guidance 2010
Bell (i)
Revenue Growth	1% - 2%
EBITDA Growth (ii)	2% - 4%
Capital Intensity	<16%
BCE
Adjusted EPS Adjusted EPS Growth	$2.65 - $2.75 6% - 10%
Free Cash Flow (iii)	$2,000 M - $2,200 M
(i)	Bell’s 2010 financial guidance for revenue, EBITDA and capital intensity is exclusive of Bell Aliant.
(ii)	The most comparable Canadian GAAP financial measure is operating income. For 2010, Bell expects EBITDA growth of 2% to 4%. This range reflects expected Bell operating income of approximately $2,900 million to $3,100 million.
(iii)	The most comparable Canadian GAAP financial measure is cash flows from operating activities. For 2010, BCE expects to generate approximately $2,000 million to $2,200 million in free cash flow. This amount reflects expected BCE cash flows from operating activities of approximately $5,400 million to $5,600 million.

Call with Financial Analysts
BCE will hold a conference call for financial analysts to discuss its first quarter results on Thursday, May 6 at 8:00 a.m. (Eastern). Media are welcome to participate on a listen-only basis. To participate, please dial (416) 695-6623 or toll-free 1-800-396-7098 shortly before the start of the call. A replay will be available for one week by dialing (416) 695-5800 or 1-800-408-3053 and entering pass code 5047207#.

There will also be a live audio webcast of the call available on BCE’s website at: http://www.bce.ca/en/news/eventscalendar/webcasts/2010/20100506/. The mp3 file will be available for download on this page later in the day.

Notes
The information contained in this news release is unaudited.

(1)

The term free cash flow does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. We define free cash flow as cash flows from operating activities and distributions received from Bell Aliant less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest, other investing activities and Bell Aliant free cash flow. We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets. The most comparable Canadian GAAP financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

($ millions)
	Q1 2010	Q1 2009
Cash flows from operating activities	1,098	925
Bell Aliant distributions to BCE	73	73
Capital expenditures	(526)	(590)
Other investing activities	(21)	(13)
Dividends paid on preferred shares	(28)	(28)
Cash distributions paid by subsidiaries to non-controlling interest	(92)	(92)
Bell Aliant free cash flow	41	(3)
Free cash flow	545	272

(2)

The term EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. We define EBITDA as operating revenues less cost of revenue and selling, general and administrative expenses, meaning it represents operating income before depreciation, amortization of intangible assets and restructuring and other. We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of depreciation, amortization of intangible assets and restructuring and other. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude depreciation and amortization of intangible assets because it largely depends on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets. Excluding restructuring and other does not imply they are non-recurring. EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry. The most comparable Canadian GAAP financial measure is operating income. The following tables are reconciliations of operating income to EBITDA on a consolidated basis for BCE, Bell and for our Bell Wireline and Bell Wireless segments.

($ millions)
BCE	Q1 2010	Q1 2009
Operating income	962	834
Depreciation and amortization of intangible assets	793	818
Restructuring and other	29	108
EBITDA	1,784	1,760

BELL	Q1 2010	Q1 2009
Operating income	787	649
Depreciation and amortization of intangible assets	651	678
Restructuring and other	17	99
EBITDA	1,455	1,426

BELL WIRELINE	Q1 2010	Q1 2009
Operating income	516	349
Depreciation and amortization of intangible assets	513	545
Restructuring and other	14	98
EBITDA	1,043	992

BELL WIRELESS	Q1 2010	Q1 2009
Operating income	271	300
Depreciation and amortization of intangible assets	138	133
Restructuring and other	3	1
EBITDA	412	434

(3)

The acquisition of the remaining 50% of the equity of Virgin not already owned by Bell was completed on July 1, 2009. Accordingly, beginning in Q3 2009, wireless ARPU, churn, and cost of acquisition reflect 100% of Virgin’s results. For prior periods, these metrics reflected our previous 50% ownership but have been reported on a pro forma basis to reflect 100% of Virgin’s results.

(4)

The term Adjusted net earnings does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. We define Adjusted net earnings as net earnings before restructuring and other and net losses (gains) on investments. We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other and net losses (gains) on investments. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable Canadian GAAP financial measure is net earnings applicable to common shares. The following table is a reconciliation of net earnings applicable to common shares to Adjusted net earnings on a consolidated basis and per BCE Inc. common share.

($ millions except per share amounts)
	Q1 2010		Q1 2009
		PER		PER
	TOTAL	SHARE	TOTAL	SHARE
Net earnings applicable to common shares	608	0.79	377	0.48
Restructuring and other	17	0.02	70	0.09
Net (gains) losses on investments	(125)	(0.16)	(1)	0.00
Adjusted net earnings	500	0.65	446	0.57

Caution Concerning Forward-Looking Statements
Certain statements made in this news release, including, but not limited to, statements relating to our 2010 financial guidance (including revenues, EBITDA, capital intensity, Adjusted EPS and free cash flow), BCE’s plan to complete its NCIB program and other statements that are not historical facts, are forward-looking. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at May 6, 2010 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after May 6, 2010. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating, in particular, to 2010 and allowing investors and others to get a better understanding of our operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions

Economic and Market Assumptions
A number of Canadian economic and market assumptions were made by BCE in preparing its financial guidance and other forward-looking statements for 2010 contained in this news release, including, but not limited to: (i) growth in Canadian GDP in 2010 based on the estimates of the six major banks in Canada, (ii) consistent with this consensus view, we have assumed a gradual improvement in the Canadian economic environment with momentum beginning in the second half of 2010, (iii) increased spending and investment by business customers as the economic environment strengthens, (iv) revenues generated by the residential voice telecommunications market in Canada to continue to decrease due, in part, to land line substitution to competing technologies such as wireless, which is expected to increase in 2010 particularly as a result of aggressive competitive activity by new wireless entrants having purchased AWS spectrum, and VoIP and other factors including e-mail and instant messaging substitution, (v) current levels of competition to continue for residential and business local voice telephony, as cable operators and other telecom service providers maintain the intensity of their marketing efforts and continue to leverage their network footprints to pursue market share in our regions, (vi) wireless industry penetration growth in 2010 similar to 2009, and (vii) TV and Internet market growth at levels slightly lower than 2009, given the relatively high penetration rates and maturity levels for these products.

Operational Assumptions
Our financial guidance and other forward-looking statements for 2010 are also based on certain internal operational assumptions concerning Bell (excluding Bell Aliant), including, but not limited to: (i) targeted retention and service bundle offers, customer winbacks and better service execution to maintain residential NAS line losses steady year over year, (ii) the trend, pursuant to which business market demand was adversely affected in 2009 as business clients curtailed their spending and investment plans, to continue to have a negative impact on demand at least through the first two quarters of 2010, (iii) increased business customer spending, new business formation and higher demand for basic connectivity and ICT services as the economic environment strengthens to result in a gradual improvement in the performance of our Business Markets unit including business NAS line losses, (iv) the November 2009 launch of our new HSPA/HSPA+ network to drive increased smartphone penetration and enhance the opportunity for incremental growth in data usage and increased roaming revenues, (v) higher employment levels, increased discretionary spending and the resumption of travel as the economic environment strengthens to result in higher wireless usage and roaming revenues, (vi) new wireless entrant competition to intensify progressively throughout the course of 2010 as additional service providers come to market, (vii) our wireless revenue growth to be driven by ARPU from new services, careful price management and a continued disciplined expansion of our subscriber base, (viii) Bell to benefit from ongoing technological improvements by manufacturers in Bell’s handset and device lineup and from faster data speeds that are allowing clients to optimize the use of Bell’s services, (ix) significant increase in our points of sale due to the launch of Bell Mobility and Virgin Mobile at The Source in January 2010, (x) diligent expense management to moderate the impact of aggressive discount brand and new entrant pricing, higher retention spending and increased acquisition costs driven by increased smart-phone customer penetration, (xi) wireless EBITDA margin pressure from new entrant competition and increased subscriber acquisition and retention costs, (xii) wireless ARPU pressure from new entrant competition, (xiii) expense savings, contributing to the maintenance of stable EBITDA margins, to be achieved from renegotiating contracts with all our key IT vendors and outsource suppliers, the flow-through from labour force reductions in 2009, field workforce productivity improvements, leveraging operational synergies from the integration in 2009 of our business customer-facing units, controlling network maintenance costs, and reducing traffic that is not on our own network, and (xiv) improved wireline revenues due to revenues from the acquisition of The Source, continued strong growth in Bell’s TV business, and a continued focus on pricing discipline.

Financial Assumptions
Our 2010 financial guidance is also based on certain other financial assumptions for 2010 concerning Bell (excluding Bell Aliant) including, but not limited to: (i) Bell’s cash taxes to be approximately $200 million, (ii) Bell’s total net benefit plans cost (pension expense), which is based on a discount rate of 6.4% and a 2009 return on pension plan assets of 15%, to be approximately $130 million, (iii) Bell’s retirement benefit plans funding to be approximately $500 million, (iv) Bell’s capital intensity to be less than or equal to 16%, and (v) Bell to continue to invest in fibre deployment to expand its wireline broadband footprint to approximately 3.6 million households by the end of 2010.

Our 2010 financial guidance is also based on certain financial assumptions for 2010, including, but not limited to: (i) restructuring and other charges in the range of $125 million to $175 million, (ii) depreciation and amortization expense slightly lower than 2009, (iii) an effective tax rate of approximately 22%, and a statutory tax rate of approximately 30.6%, (iv) EPS to be positively impacted by the planned repurchase of up to $500 million of common shares under BCE’s normal course issuer bid announced in December 2009, and (v) the permanent repayment of long-term debt maturing in 2010.

The foregoing assumptions, although considered reasonable by BCE on May 6, 2010, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks
Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in or implied by the above-mentioned forward-looking statements, including our 2010 financial guidance, are listed below. Our ability to meet our 2010 financial guidance essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our 2010 financial guidance. These risks include, but are not limited to: the intensity of competitive activity, including the increase in wireless competitive activity that is expected to result from Industry Canada’s licensing of AWS spectrum to new wireless entrants, and the resulting impact on our ability to retain existing, and attract new, customers, and on our pricing strategies and financial results; general economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services; our ability to implement our strategies and plans in order to produce the expected benefits; our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service; our ability to respond to technological changes and rapidly offer new products and services; increased contributions to employee benefit plans; events affecting the functionality of, and our ability to protect, maintain and replace, our networks, information technology systems and software; events affecting the ability of third-party suppliers to provide to us essential products and services; the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects; labour disruptions; the potential adverse effects on our Internet and wireless businesses of the significant increase in broadband demand; our ability to raise the capital we need to implement our business plan, including for BCE’s share buy-back program and dividend payments and to fund capital and other expenditures and generally meet our financial obligations; our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies; regulatory initiatives or proceedings, litigation and changes in laws or regulations; launch and in-orbit risks of satellites used by Bell TV; competition from unregulated U.S. DTH satellite television services sold illegally in Canada and the theft of our satellite television services; BCE’s dependence on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends and make other distributions; there can be no certainty that dividends will be declared by BCE’s board of directors or that BCE’s dividend policy will be maintained; stock market volatility; our ability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks; health concerns about radio frequency emissions from wireless devices; and loss of key employees.

For additional information with respect to certain of these and other assumptions and risks, please refer to BCE’s 2009 Annual MD&A dated March 11, 2010 (included in the BCE 2009 Annual Report) and BCE’s 2010 First Quarter MD&A dated May 5, 2010, both filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on BCE’s website at www.bce.ca.

About BCE
BCE is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Operating under the Bell and Bell Aliant brands, the Company’s services include telephone services, wireless communications, high-speed Internet, digital television, IP-broadband services and information and communications technology (ICT) services. BCE shares are listed in Canada and the United States. For corporate information on BCE, please visit www.bce.ca. For Bell product and service information, please visit www.bell.ca.

Media inquiries: Julie Smithers Bell Media Relations (514) 391-2007 julie.smithers@bell.ca	Investor inquiries: Thane Fotopoulos BCE Investor Relations (514) 870-4619 thane.fotopoulos@bell.ca